February 12, 2020

Alton "Ace" Chapman, Jr.
Chief Executive Officer
Freedom Internet Group Inc.
151 Calle San Francisco, Suite 200
San Juan, Puerto Rico 00901

       Re: Freedom Internet Group Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed February 6, 2020
           File No. 333-235873

Dear Mr. Chapman:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed February 6, 2020

Related Party Transactions, page 31

1.     We reissue comment 4 in our February 4, 2020 letter. Since November 15,
2018
       (commencement of operations), please disclose your related party transactions, including the name of the related person and the basis on which the person is a related person, and the dollar value of the amount involved in the transaction. Also state the names of your promoters, the nature and amount of anything of value received or to be received by each promoter, and the nature and amount of any consideration received or to be received by the company. See Item 404(d) of Regulation S-K.
 Alton "Ace" Chapman, Jr.
Freedom Internet Group Inc.
February 12, 2020
Page 2


       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameAlton "Ace" Chapman, Jr.
                                                          Division of
Corporation Finance
Comapany NameFreedom Internet Group Inc.
                                                          Office of Real Estate
& Construction
February 12, 2020 Page 2
cc:       David Bovi
FirstName LastName